Aeterna Zentaris Inc.

315 Sigma Drive, Suite 302D

Summerville, South Carolina 29486

April 25, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Suzanne Hayes

Re:	Aeterna Zentaris Inc.
Registration Statement on Form F-3
File No. 333-216853

Dear Ms. Hayes:

Reference is made to the Registration Statement on Form F-3 (File No. 333-216853) filed by Aeterna Zentaris Inc. (the “Company”) with the U.S. Securities and Exchange Commission on March 21, 2017, as amended on April 14, 2017 and  April 24, 2017 (the “Registration Statement”).

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the effective date for the Registration Statement be accelerated so that it will become effective at 5:00 p.m. Eastern Time on Thursday, April 27, 2017, or as soon as practicable thereafter.

Please call Elliot Shapiro (+1 514-847-4516) or Manny Rivera (+1 212-318-3296) at Norton Rose Fulbright Canada LLP and Norton Rose Fulbright US LLP, respectively,  to confirm that the Registration Statement has been declared effective. Thank you.

Very truly yours,

Aeterna Zentaris Inc.

By:	/s/ Philip A. Theodore
Name:	Philip A. Theodore
Title:	Senior Vice President, Chief Administrative Officer,
General Counsel and Corporate Secretary